SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. __)*

Kimbell Royalty Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

49435R 102
(CUSIP Number)

Buckhorn Resources GP LLC
1800 Bering Drive, Suite 1075
Houston, TX 77057
(281) 930-6030
Attention: Bret Zorich

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with re-spect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the pur-pose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Buckhorn Resources GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,169,348

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,169,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,169,348 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

1 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

1	NAMES OF REPORTING PERSONS
Buckhorn Minerals I GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
143,414

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
143,414

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
143,414 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Partnership)

2 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

1	NAMES OF REPORTING PERSONS
Buckhorn Minerals I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
818,170

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
818,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
818,170 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Partnership)

3 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

1	NAMES OF REPORTING PERSONS
Buckhorn Minerals II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
757,320

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
757,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
757,320 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Partnership)

4 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

1	NAMES OF REPORTING PERSONS
Buckhorn Minerals III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
134,318

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
134,318

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
134,318 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Partnership)

5 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

1	NAMES OF REPORTING PERSONS
Buckhorn Minerals III-QP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
45,196

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
45,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
45,196 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Partnership)

6 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

1	NAMES OF REPORTING PERSONS
Buckhorn Minerals IV, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
222,766

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
222,766

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,766 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Partnership)

7 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

1	NAMES OF REPORTING PERSONS
Bret A. Zorich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,169,348

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,169,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,169,348 common units representing limited partnership interests

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

8 Assumes 23,520,219 common units representing limited partnership interests of the Issuer outstanding as of November 1, 2019, based on information contained in the Issuer’s Form 10-Q filed on November 8, 2019.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Buckhorn Resources GP, LLC, a Texas limited liability company (“BHR GP”), Buckhorn Minerals I GP, LP, a Delaware limited partnership (“BHM I GP, LP”), Buckhorn Minerals I, LP, a Delaware limited partnership (“BM I”), Buckhorn Minerals II, LP, a Delaware limited partnership (“BM II”), Buckhorn Minerals III, LP, a Delaware limited partnership (“BM III”), Buckhorn Minerals III-QP, LP, a Delaware limited partnership (“BM III-QP”), Buckhorn Minerals IV, LP, a Delaware limited partnership (“BM IV” and, together with all of the foregoing, collectively referred to as the “Buckhorn Entities”) and Bret A.Zorich, a citizen of the United States of America and a resident of the State of Texas. The Buckhorn Entities are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The address of the principal office of each of the Reporting Persons is 1800 Bering Drive, Suite 1075, Houston, TX 77057. The principal business of each of the Buckhorn Entities is purchasing mineral, royalty and overriding royalty interests in producing and non-producing areas across the continental United States. The principal occupation of Mr. Zorich is managing the Buckhorn Entities.

During the last five years, to the best of the Reporting Person’s knowledge, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On November 11, 2019, the Issuer entered into a Purchase and Sale Agreement (as amended, the “Purchase Agreement”) with the Buckhorn Entities and Kimbell Royalty Operating, LLC, a Delaware limited liability company (“OpCo” and, together with the Issuer, the “Purchasers”). Pursuant to the Purchase Agreement and in connection with the closing of the transactions contemplated thereby (the “Acquisition”) on December 12, 2019, the Purchasers acquired all of the equity interests previously held by the Buckhorn Entities in certain entities that own certain oil and natural gas mineral and royalty interests (the “Acquired Subsidiaries”) for aggregate consideration consisting of 2,169,348common units representing limited liability company interests in OpCo (“OpCo Common Units”) and an equal number of Class B units (“Class B Units”) representing limited partner interests in the Issuer (such OpCo Common Units and Class B Common Units, collectively, the “Consideration Units”). The OpCo Common Units, together with an equivalent number of Class B Units, are exchangeable, at the holder’s election, for Common Units on a one-for-one basis. The consideration for the Acquisition is subject to certain adjustments described in part below and as set forth in the Purchase Agreement.

On December 12, 2019, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, the Purchasers placed into escrow certain of the Consideration Units pending the outcome of potential claims for indemnification by the Purchasers against the Buckhorn Entities (such Consideration Units held in escrow, the “Indemnity Units”). The Indemnity Units are comprised of 220,789, representing 10% of the aggregate Consideration Units to be issued to the Buckhorn Entities. Depending on the determination of any such potential claims for indemnification and in accordance with the applicable terms of the Purchase Agreement, the Indemnity Units are to be released to either the Purchasers or the Buckhorn Entities that would otherwise have been issued such Indemnity Units in connection with the closing of the Acquisition.

Unless and until surrendered to the Purchasers in accordance with the Purchase Agreement, each of the Buckhorn Entities is the record holder of, and has sole and exclusive voting power over, the Indemnity Units that would otherwise have been issued to such Buckhorn Entity in connection with the closing of the Acquisition.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Subject to the terms of the Purchase Agreement, discussed in Item 6 of this Schedule 13D, depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Common Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Units or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of their Common Units or other securities of the Issuer or continue to hold, or cause affiliates to hold, Common Units or other securities of the Issuer (or any combination or derivative thereof).

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of Common Units beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) BHR GP is the ultimate general partner of each of BHM I GP, LP, BM I, BM II, BM III, BM III-QP and BM-IV.  Mr. Zorich is the sole member of BHR GP.  For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), BHR GP, as the ultimate general partner, has the sole authority to vote or dispose of of the Common Units held of record by the other Buckhorn Entities, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Common Units held by the Buckhorn Entities. Mr. Zorich is the sole member of BHR GP.  The Common Units held by the Buckhorn Entities represent approximately 9.2% of the outstanding Common Units, consisting of 2,169,348 OpCo Common Units that are held by the Buckhorn Entities and may be deemed to be beneficially owned by the other Reporting Persons, assuming that such OpCo Common Units (along with an equivalent number of Class B Units, and no other OpCo Common Units or Class B Units) were exchanged for newly issued Common Units on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Common Units for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Units during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Purchase Agreement

Pursuant to the Purchase Agreement, the Purchasers, on the one hand, and the Buckhorn Entities, on the other hand, agreed to indemnify each other and their respective affiliates, equity holders, officers, directors, employees, agents, advisors, representatives, accountants, attorneys and consultants against certain losses resulting from breaches of their respective representations, warranties and covenants, subject to certain negotiated limitations and survival periods set forth in the Purchase Agreement. In addition, pursuant to the terms of the Purchase Agreement, the Buckhorn Entities have agreed, subject to certain exceptions, not to dispose of any Consideration Units for a period of 120 days following the closing of the Acquisition on December 12, 2019 without the prior written consent of the Purchasers.

In addition, pursuant to the terms of the Purchase Agreement, the Issuer has agreed to (i) prepare a shelf registration statement (the “Shelf Registration Statement”), covering the resale of Common Units issued or issuable upon the conversion of the Consideration Units (collectively, the “Registrable Securities”), (ii) file the Shelf Registration Statement with the United States Securities and Exchange Commission (the “SEC”) within 30 days of the execution of December 12, 2019 and (iii) use its reasonable best efforts to cause the Shelf Registration Statement to become effective as soon as reasonably practicable following such filing but, in any event, within 120 days of December 12, 2019.

Exchange Agreement

On December 12, 2019, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, each of the Buckhorn Entities entered into Joinders to Exchange Agreement (collectively, the “Joinders”), pursuant to which the Buckhorn Entities each agreed to become a party to the Exchange Agreement, dated as of September 23, 2018 (the “Exchange Agreement”), by and among the Purchasers, Kimbell Royalty GP, LLC and the other parties thereto.

Pursuant to the terms of the Exchange Agreement, each of the Buckhorn Entities has the right to tender its OpCo Common Units, together with an equal number of Class B Units (together, “Tendered Units”), for redemption to OpCo. Each of the Buckhorn Entities has the right to receive, at the election of OpCo, either a number of Common Units equal to the number of Tendered Units or a cash payment equal to the number of Tendered Units multiplied by the current market price of the Common Units. In addition, the Issuer has the right, but not the obligation, to directly purchase all or a portion of such Tendered Units for either a number of Common Units equal to the number of Tendered Units the Issuer elects to purchase or a cash payment equal to the number of Tendered Units the Issuer elects to purchase multiplied by the current market price of the Common Units.

If OpCo elects to require the delivery of Common Units in exchange for any Tendered Units or the Issuer elects to purchase any Tendered Units using Common Units as consideration, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. The Exchange Agreement provides that no party will have the right to exchange its OpCo Common Units if the Issuer reasonably determines that such exchange would be prohibited by applicable law or regulation.

First Amended and Restated Limited Liability Company Agreement of OpCo

On December 12, 2019, in connection with the closing of the Acquisition and pursuant to the Purchase Agreement, each of the Buckhorn Entities entered into an Adoption Agreement (collectively, the “Adoption Agreements”), pursuant to which the Buckhorn Entities each agreed to become a party to the First Amended and Restated Limited Liability Company Agreement of OpCo, dated as of September 23, 2018 (as amended, the “OpCo LLC Agreement”), by and among the Purchasers and the other parties thereto.

Pursuant to the OpCo LLC Agreement, the Issuer is the managing member of OpCo and the Buckhorn Entities and the other unitholders of OpCo are each non-managing members. The non-managing members have limited voting rights and are entitled to distributions.

The OpCo LLC Agreement requires that, after setting aside such reserves as the Issuer, in its capacity as the managing member of OpCo, determines, within 45 days after the end of each quarter, OpCo will distribute its available cash to its unitholders of record on the applicable record date.

Item 7.	Material to be Filed as Exhibits.

The Joint Filing Agreement is attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 26, 2019

BUCKHORN RESOURCES GP, LLC

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS I GP, LP

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS I, LP

By:	BUCKHORN MINERALS I GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS II, LP

By:	BUCKHORN MINERALS II GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS III, LP

By:	BUCKHORN MINERALS III GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS III-QP, LP

By:	BUCKHORN MINERALS III GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS IV, LP

By:	BUCKHORN MINERALS IV GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

/s/ Bret A. Zorich
Bret A. Zorich, individually

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D dated December 26, 2019 relating to the common units representing limited partnership interests of Kimbell Royalty Partners, LP shall be filed on behalf of the undersigned.

BUCKHORN RESOURCES GP, LLC

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS I GP, LP

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS I, LP

By:	BUCKHORN MINERALS I GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS II, LP

By:	BUCKHORN MINERALS II GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS III, LP

By:	BUCKHORN MINERALS III GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS III-QP, LP

By:	BUCKHORN MINERALS III GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

BUCKHORN MINERALS IV, LP

By:	BUCKHORN MINERALS IV GP, LP
Its:	General Partner

By:	BUCKHORN RESOURCES, LP
Its:	General Partner

By:	BUCKHORN RESOURCES GP, LLC
Its:	General Partner

By:	/s/ Bret A. Zorich
Name:	Bret A. Zorich
Title:	Sole Member

/s/ Bret A. Zorich
Bret A. Zorich, individually